VIA EDGAR

July 26, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Cicely L. LaMothe, Senior Assistant Chief Accountant

Re:    Healthcare Services Group, Inc. (the “Company” or “we”)
Form 10-K for the Year Ended December 31, 2012
Filed on February 21, 2013
File No. 000-12015

Dear Ms. LaMothe:

This letter responds to your letter dated July 12, 2013, which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (the “Q1 2013 Form 10-Q”).

For your convenience, we have included each of the Staff's comments in italics before the corresponding response. The Staff's comments and the Company's responses thereto are numbered to correspond with the paragraphs numbered in your July 12, 2013 letter. Where indicated below, the Company intends to draft its disclosure in future filings with the Commission under the Securities Exchange Act of 1934, as amended, to reflect the positions explained in the comment responses below.

Pursuant to your letter dated July 12, 2013, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Fiscal Year 2012 Compared to Fiscal Year 2011, page 20

1.
Please tell us how the decrease in bad debt provision and worker's compensation and general liability insurance as a percentage of consolidated revenue explains the increase in total costs of services as a percentage of consolidated revenue.

Response:

In evaluating the Company's total costs of services provided, we identified two key indicators as a percentage of consolidated revenue, which are presented on a quarterly and annual basis. As depicted in the financial table on page 20 of the 2012 Form 10-K, the bad debt provision and worker's compensation and general liability insurance decreased as a percentage of consolidated revenue. Although these key indicators have an inverse relationship to the increase in total costs of services provided as a percentage of consolidated revenue, the Company believed omitting such information would be misleading to the reader of the financial statements included in the 2012 Form 10-K and provided detailed explanations regarding the year-over-year percentage changes.

The Company believes that the discussion in the Reportable Segments section, specifically on page 21, provides an understanding of the primary increase in our costs of services provided. For reference, we are organized into two reportable segments - Housekeeping and Dietary, each of which contributed 68% and 32%, respectively, of our 2012 total revenues. On a reportable segment level, we have identified two key indicators as a percentage of segment revenue: (1) labor and other labor costs and (2) supplies. The Housekeeping and Dietary costs associated with the key indicators represent 97%, respectively, of both Housekeeping and Dietary costs of services provided for the years ended December 31, 2012 and 2011, respectively. Based on this method and analysis, the Company concluded that the disclosure was adequate for comparative purposes and provided detailed explanations regarding the significant changes.

Nevertheless, to address the Staff's comment, in future filings, the Company will provide additional disclosure regarding the period-over-period changes in its results of operations on, both, a consolidated level and by reportable segment and to the extent applicable, will clarify that the decrease in bad debt provision and worker's compensation and general liability insurance as a percentage of consolidated revenue did not explain the increase in total costs of services provided as a percentage of consolidated revenue.

Financial Statements

Consolidated Statements Comprehensive Income, page 38

2.
We note that you have included cash dividends per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in ASC Topic 260-10-45-5.

Response:

In future filings, the Company will remove cash dividends per common share from the face of the Consolidated Statements of Operations and include the per share impact of cash dividends on our outstanding weighted average number of basic shares in the notes to the consolidated financial statements to comply with the guidance in ASC Topic 260-10-45-5.

Note 7. Share-Based Compensation, page 52

Employee Stock Purchase Plan, page 53

3.	Please tell us how you have concluded your employee stock purchase plan is non-compensatory. Cite all relevant accounting literature within your response.

Response:

The Company has offered an employee stock purchase plan (the “ESPP”) to its eligible employees since January 2000. The ESPP qualifies as a non-compensatory plan for employees for federal income tax purposes under Section 423 of the Internal Revenue Code of 1986, as amended, if five requirements are satisfied:

1.
Eligibility - All employees must be eligible, except employees with less than two years of service, part-time employees with 20 hours or less per week, seasonal employees and highly compensated employees may be excluded. All eligible employees' rights under the ESPP must be the same, except that the amount of stock available for purchase may be proportional to compensation. Additionally, shareholders with 5% or more ownership cannot participate.

2.	Shareholder Approval - The plan must be approved by shareholders within 12 months before or after adoption by the Board of Directors.

3.
Grants - A participant must be an employee at the option's grant date, and the participant's right to purchase such stock under the plan must not be transferable during the employee's life, even to family members or by gift. The purchase price for ESPP stock must not be less than the lesser of (i) 85% of fair market value at date of grant or (ii) 85% of fair market value at date of exercise. The total value of stock that any individual employee may purchase in any calendar year with respect to any single offering period cannot exceed $25,000 based on the stock's value at the offering commencement date, without application of any plan discount. Additionally, the stock cannot be purchased more than 27 months after the offering commencement date.

4.	Exercise/Purchase - The participant must have been employed by the Company continuously up to a date no more than three months before the purchase date.

5.
Holding Period - In order for the employee to receive favorable tax treatment, the shares purchased under an ESPP must not be disposed of earlier than the later to occur of: (i) the date that is two years after the offering commencement date; or (ii) one year after the purchase date.

If all of the requirements are satisfied, the employee's receipt of the option and purchase of shares will not be taxable, even though at the date of exercise the stock will be readily tradable and will have a value at least 15% in excess of what the employee paid for the stock. Based on the Company's description of the ESPP on page 53 of the 2012 Form 10-K, we believe that the current ESPP in place meets the criteria of a non-compensatory plan under Section 423 of the Internal Revenue Code of 1986, as amended.

While the Company believes the ESPP meets the criteria of a non-compensatory plan under the tax code, in accordance with ASC Topic 718-50-25, the Company has concluded that for accounting purposes, it does not meet the criteria of a non-compensatory plan. Therefore, the Company has recognized compensation expense related to ESPP in the consolidated financial statements. As depicted in the financial tables on pages 52 and 54 of the 2012 Form 10-K, the amount expensed under our ESPP was $641,000, $282,000 and $317,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Accordingly, the Company does not believe that additional disclosure is required.

Form 10-Q for the quarterly period ended March 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Accounts and Notes Receivable, page 27

4.
We note historically you have converted unpaid accounts receivable to interest bearing promissory notes as a mechanism to pursue collection of unpaid balances. For the quarter, your long term notes receivable balances have increased. Please consider expanding your discussion in future filings to address any potential trends in the credit quality of your receivables and the specific factors driving transfers between accounts and notes during the period.

Response:

The Company believes that the discussion in the MD&A of the Q1 2013 Form 10-Q regarding our regular evaluation of impairment or loss of value and policy for reserving client receivables, specifically on pages 24 and 25, provides an understanding of the methodology used to determine when converting unpaid client accounts to interest bearing notes is necessary. Additionally, the Company advises the Staff that our long term notes receivable amounts represented less than 1% of total assets for both the period ending March 31, 2013 and December 31, 2012.

In order to minimize the risk of credit exposure, we do not accept clients with poor credit quality. However, because our clients' revenues are generally highly reliant on Medicare, Medicaid and other third-party payors' reimbursement funding rates and mechanisms, the overall effect of recent legislation and trends in the long-term care industry can impact our collections and payment terms. These clients include those who have terminated service agreements, slow payers experiencing financial difficulties, clients in bankruptcy and clients with which we are in litigation for collection.

The Company expects to be successful in collecting all net receivables, including interest bearing promissory notes that were transferred from our accounts receivable during the period. The allowance for doubtful accounts reduces the Company's gross accounts and notes receivable to the amount the Company expects to collect.

Nevertheless, to address the Staff's comment, in future filings and to the extent applicable, the Company will expand its discussion as new details and circumstances become known regarding credit quality trends and the factors driving transfers between accounts and notes receivable.

If you have any questions about the foregoing, please feel free to contact me at (267) 525-8524 or Kenneth A. Schlesinger, Esq. of Olshan Frome Wolosky LLP, the Company's outside legal counsel, at (212) 451-2252.

Sincerely,

/s/ John C. Shea

John C. Shea
Chief Financial Officer

Enclosures

cc:	Shannon Sobotka, Securities and Exchange Commission
Kenneth A. Schlesinger, Olshan Frome Wolosky LLP